                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                  _________

                                SCHEDULE 13D/A
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                              (Amendment No. 5)

                              CUMULUS MEDIA INC.
                          _________________________
                               (Name of Issuer)

                Class A Common Stock, par value $.01 per share
                ______________________________________________
                        (Title of Class of Securities)

                                  231082108
                                _____________
                                (CUSIP Number)

                                J. Travis Hain
                      Banc of America Capital Investors
                       Bank of America Corporate Center
                       100 N. Tryon Street, 25th Floor
                       Charlotte, North Carolina 28255
                                (704) 386-7839
                            ______________________
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 31, 2005
                            ______________________
                     (Date of Event Which Requires Filing
                              of this Statement)

      If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this schedule  because of  Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box: .

      Note:  Schedules  filed in paper format shall include a signed  original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are sent.

                        (Continued on following pages)

                             (Page 1 of 32 Pages)

>

-----------------------                                                   -----------------
 CUSIP No. 231082108                          13D                           Page 2 of 32
                                                                               Pages
-----------------------                                                   -----------------

===========================================================================================
     1       NAME OF REPORTING PERSON                             BA Capital Company, L.P.
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)
                                                                                (b)
-------------------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS                                                            WC

-------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                  Delaware
-------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF                                                                     3,027,746
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
                 --------------------------------------------------------------------------
                   8    SHARED VOTING POWER
                                                                                         0
                 --------------------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                                                                                 3,027,746
                 --------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                                                                         0
-------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                 3,027,746
-------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES

-------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                      5.6%
-------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON

                                                                                        PN
===========================================================================================

-----------------------                                                   -----------------
 CUSIP No. 231082108                          13D                           Page 3 of 32
                                                                               Pages
-----------------------                                                   -----------------

===========================================================================================
     1       NAME OF REPORTING PERSON                              BA SBIC Management, LLC
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)
                                                                                (b)
-------------------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                                                                                        AF
-------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

-------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF                                                                             0
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
                 --------------------------------------------------------------------------
                   8    SHARED VOTING POWER
                                                                                 3,027,746
                 --------------------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                                                                                         0
                 --------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                                                                 3,027,746
-------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                 3,027,746
-------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES

-------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                      5.6%
-------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                                                                                        OO
===========================================================================================

-----------------------                                                   -----------------
 CUSIP No. 231082108                          13D                           Page 4 of 32
                                                                               Pages
-----------------------                                                   -----------------

===========================================================================================
     1       NAME OF REPORTING PERSON                           BA Equity Management, L.P.
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)
                                                                                (b)
-------------------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                                                                                        AF
-------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

-------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF                                                                             0
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
                 --------------------------------------------------------------------------
                   8    SHARED VOTING POWER
                                                                                 3,027,746
                 --------------------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                                                                                         0
                 --------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                                                                 3,027,746
-------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                 3,027,746
-------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES

-------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                      5.6%
-------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                                                                                        PN
===========================================================================================

-----------------------                                                   -----------------
 CUSIP No. 231082108                          13D                           Page 5 of 32
                                                                               Pages
-----------------------                                                   -----------------

===========================================================================================
     1       NAME OF REPORTING PERSON                         BA Equity Management GP, LLC
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)
                                                                               (b)
-------------------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                                                                                        AF
-------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

-------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF                                                                             0
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
                 --------------------------------------------------------------------------
                   8    SHARED VOTING POWER
                                                                                 3,027,746
                 --------------------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                                                                                         0
                 --------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                                                                 3,027,746
-------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                 3,027,746
-------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES

-------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                      5.6%
-------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                                                                                        OO
===========================================================================================

-----------------------                                                   -----------------
 CUSIP No. 231082108                          13D                           Page 6 of 32
                                                                               Pages
-----------------------                                                   -----------------

===========================================================================================
     1       NAME OF REPORTING PERSON                                       J. Travis Hain
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)
                                                                               (b)

-------------------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                                                                                        AF
-------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION                               United
             States

-------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF                                                                             0
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
                 --------------------------------------------------------------------------
                   8    SHARED VOTING POWER
                                                                                12,678,509
                 --------------------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                                                                                         0
                 --------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                                                                12,678,509
-------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                12,678,509
-------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES

-------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                     19.9%
-------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                                                                                        IN
===========================================================================================

-----------------------                                                   -----------------
 CUSIP No. 231082108                          13D                           Page 7 of 32
                                                                               Pages
-----------------------                                                   -----------------

===========================================================================================
     1       NAME OF REPORTING PERSON         Banc of America Capital Investors SBIC, L.P.
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)
                                                                                (b)
-------------------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                                                                                        AF
-------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

-------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF                                                                     9,650,763
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
                 --------------------------------------------------------------------------
                   8    SHARED VOTING POWER
                                                                                         0
                 --------------------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                                                                                 9,650,763
                 --------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                                                                         0
-------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                 9,650,763
-------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES

-------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                     15.7%
-------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                                                                                        PN
===========================================================================================

-----------------------                                                   -----------------
 CUSIP No. 231082108                          13D                           Page 8 of 32
                                                                               Pages
-----------------------                                                   -----------------

===========================================================================================
     1       NAME OF REPORTING PERSON         Banc of America Capital Management SBIC, LLC
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)
                                                                                (b)
-------------------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                                                                                        AF
-------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

-------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF                                                                             0
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
                 --------------------------------------------------------------------------
                   8    SHARED VOTING POWER
                                                                                 9,650,763
                 --------------------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                                                                                         0
                 --------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                                                                 9,650,763
-------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                 9,650,763
-------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES

-------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                     15.7%
-------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                                                                                        OO
===========================================================================================

-----------------------                                                   -----------------
 CUSIP No. 231082108                          13D                           Page 9 of 32
                                                                               Pages
-----------------------                                                   -----------------

===========================================================================================
     1       NAME OF REPORTING PERSON             Banc of America Capital Management, L.P.
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)
                                                                                (b)
-------------------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                                                                                        AF
-------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

-------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF                                                                             0
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
                 --------------------------------------------------------------------------
                   8    SHARED VOTING POWER
                                                                                 9,650,763
                 --------------------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                                                                                         0
                 --------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                                                                 9,650,763
-------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                 9,650,763
-------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES

-------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                     15.7%
-------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                                                                                        PN
===========================================================================================

-----------------------                                                   -----------------
 CUSIP No. 231082108                          13D                          Page 10 of 32
                                                                               Pages
-----------------------                                                   -----------------

===========================================================================================
     1       NAME OF REPORTING PERSON                                       BACM I GP, LLC
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)
                                                                                (b)
-------------------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                                                                                        AF
-------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                 >

-------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

-------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF                                                                             0
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
                 --------------------------------------------------------------------------
                   8    SHARED VOTING POWER
                                                                                 9,650,763
                 --------------------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                                                                                         0
                 --------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                                                                 9,650,763
-------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                 9,650,763
-------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES

-------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                     15.7%
-------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                                                                                        OO
===========================================================================================

Item 1.     Security and Issuer.

      This  Amendment  No. 5 amends the  statement  on Schedule 13D filed with the  Securities  and  Exchange  Commission  on July 7,  1998,  as  amended  by
Amendment  No. 1 filed on December 3, 1999,  Amendment No. 2 filed on February
4, 2002,  Amendment No. 3 filed on April 3, 2002, and Amendment No. 4 filed on
March 27, 2003 and relates to the Class A Common Stock of Cumulus  Media Inc.,
14 Piedmont Center, Suite 1400, Atlanta, Georgia 30305.

      The Schedule  13D was  originally  filed on July 7, 1998 (the  "Original
Schedule  13D")  by  NationsBanc  Capital  Corporation,  a  Texas  corporation
("NBCC"),  NationsBank,  N.A.,  a national  banking  association,  NB Holdings
Corporation,  a Delaware  corporation,  and NationsBank  Corporation,  a North
Carolina  corporation  ("NationsBank").  In the Original  Schedule 13D,  these reporting  persons  reported,  among other things,  NBCC's  direct  beneficial ownership of  3,371,246  shares of the  Company's  Class B Common Stock (which are  convertible  into  shares  of the  Company's  Class A  Common  Stock on a one-for-one basis).

      Amendment  No. 1 to the  Schedule  13D was  filed on  December  3,  1999
("Amendment  No.  1")  by  BA  Capital  Company,   L.P.,  a  Delaware  limited
partnership  ("BA  Capital"),  BA SBIC  Management,  LLC, a  Delaware  limited liability  company  ("BA SBIC  Management"),  BA Equity  Management,  L.P.,  a
Delaware limited  partnership ("BA Equity  Management"),  BA Equity Management
GP, LLC, a Delaware  limited  liability  company ("BA Equity  Management GP"),
Walter W. Walker,  Jr., a United States  citizen ("Mr.  Walker"),  and Bank of
America  Corporation,   a  Delaware   corporation  ("Bank  of  America").   In
Amendment No. 1, these reporting  persons reported,  among other things,  that
(a) NBCC had previously  merged into BA Capital in connection  with the merger of NationsBank  with Bank of America,  (b) such  reporting  persons had become the  beneficial  owners of the shares of the  Company's  Class B Common  Stock owned by NBCC,  (c) BA  Capital sold 500,000  shares of the Company's  Class A
Common  Stock  (which it  acquired  upon  converting  shares of Class B Common
Stock) on  November  24, 1999 and  (d) after  giving  effect to such sale,  BA
Capital owned 2,871,246  shares of the Company's Class B Common Stock and held options to purchase 6,000 shares of the Company's Class A Common Stock.

      Amendment  No. 2 to the  Schedule  13D was  filed on  February  4,  2002
("Amendment No. 2") by BA Capital,  BA SBIC Management,  BA Equity Management,
BA Equity  Management GP, Mr. Walker,  Banc of America Capital Investors SBIC,
L.P., a Delaware  limited  partnership  formerly known as BancAmerica  Capital
Investors SBIC I, L.P.  ("BACI"),  Banc of America  Capital  Management  SBIC,
LLC,  a Delaware  limited  liability  company  formerly  known as  BancAmerica
Capital Management SBIC I, LLC ("Capital  Management  SBIC"),  Banc of America
Capital  Management,  L.P., a Delaware limited  partnership  formerly known as
BancAmerica  Capital Management I, L.P.("BA Capital  Management"),  and BACM I
GP, LLC, a Delaware limited liability  company  ("BACM").  In Amendment No. 2, these reporting  persons reported,  among other things,  that (a) the Company,
Aurora  Communications,  LLC, a Delaware limited liability company  ("Aurora")
that was  approximately  73% owned by BACI, BACI and certain other parties had entered into  agreements  relating to the Company's  proposed  acquisition  of
Aurora (the "Aurora  Acquisition"),  and (b) upon the completion of the Aurora
Acquisition,  the  owners of Aurora  would be issued  shares of the  Company's
Class A Common  Stock and Class B Common  Stock,  would be issued  warrants to purchase  shares  of the  Company's  Class A Common  Stock  and Class B Common
Stock and would be paid cash.

      Amendment  No.  3 to the  Schedule  13D  was  filed  on  April  3,  2002
("Amendment  No. 3") to report the  completion  of the Aurora  Acquisition  on
March 28, 2002 (the "Aurora  Closing  Date").  In connection  with the closing of the Aurora  Acquisition,  BACI was issued 8,944,339 shares of the Company's
Class B Common Stock and warrants to purchase  706,424 shares of the Company's
Class A Common Stock or Class B Common Stock, at BACI's election.

      Amendment  No.  4 to the  Schedule  13D was  filed  on  March  27,  2003
("Amendment  No. 4") to report the  exercise  by BACI of a warrant to purchase shares of the Company's  stock and to voluntarily  report the grant of options to BA Capital's  designee on the Company's  board of directors,  which options may be deemed to be  beneficially  owned by BA Capital.  Amendment  No. 4 also voluntarily  reported that J. Travis Hain had replaced  Walter W. Walker,  Jr.
as the managing  member of BA Equity  Management GP and the managing member of
BACM effective on September 1, 2002.

      This  Amendment No. 5 to the Schedule 13D  ("Amendment  No. 5") is being filed  voluntarily to report the grant of options to BA Capital's  designee on the  Company's  board  of  directors,  which  options  may  be  deemed  to  be beneficially  owned by BA  Capital,  and to  reflect  the  vesting  of certain options.

Item 2.     Identity and Background.

      (a)   This  statement is being filed  jointly by (1) BA Capital,  (2) BA
SBIC Management,  (3) BA Equity  Management,  (4) BA Equity Management GP, (5)
Mr. Hain, (6) BACI,  (7) Capital  Management  SBIC, (8) BA Capital  Management
and (9) BACM.  The persons  described in items (1) through (9) are referred to herein  as the  "Reporting  Persons."  A list of the  executive  officers  and directors of each  Reporting  Person that is not an  individual is attached as
Annex A.

      (b)   The address of the  principal  business  office of each  Reporting
Person is 100 North Tryon Street,  Floor 25, Bank of America Corporate Center,
Charlotte, NC 28255.

      (c)   BA Capital is an investment  partnership  engaged  principally  in the business of making  private  equity  investments.  BA SBIC  Management  is engaged  in the  business  of being the  general  partner  of BA  Capital.  BA
Equity  Management  is engaged in the  business of being the sole member of BA
SBIC Management.  BA Equity  Management GP is engaged in the business of being the general partner of BA Equity Management.

      BACI is an investment  partnership  engaged  principally in the business of making private equity  investments.  Capital  Management SBIC is engaged in the business of being the general  partner of BACI.  BA Capital  Management is engaged in the business of being the sole member of Capital  Management  SBIC.
BACM is engaged in the  business  of being the  general  partner of BA Capital
Management.

      Mr. Hain's principal  occupation is serving as the managing member of BA
Equity  Management GP, as the managing  member of BACM and as an employee of a subsidiary of Bank of America.

      Bank of  America is a bank  holding  company  registered  under the Bank
Holding  Company  Act of 1956,  as  amended,  and is  engaged  in the  general banking and financial services business through its subsidiaries.

      The  principal  business  and  principal  office  address of each of the
Reporting Persons is set forth in paragraph (b) above.

      (d)   During the last five years, none of the Reporting Persons,  and to the knowledge of each  Reporting  Person,  none of the  executive  officers or directors of any such  Reporting  Person that is not an  individual,  has been convicted in a criminal  proceeding  (excluding  traffic violations or similar misdemeanors).

      (e)   During the last five years, none of the Reporting Persons,  and to the knowledge of each  Reporting  Person,  none of the  executive  officers or directors of any such Reporting  Person that is not an individual,  has been a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction  as a  result  of  which  such  person  was  or is  subject  to a
judgment,   decree  or  final  order  enjoining   future   violations  of,  or
prohibiting or mandating  activities  subject to, Federal or state  securities laws or finding any violation with respect to such laws.

      (f)   The  following  sets forth the  jurisdiction  of  organization  or citizenship of each Reporting Person:

            Reporting Person                    State            of
      Organization/Citizenship

            BA Capital                          Delaware
            BA SBIC Management                  Delaware
            BA Equity Management                Delaware
            BA Equity Management GP             Delaware
            Mr. Hain                            United States
            BACI                                Delaware
            Capital Management SBIC             Delaware
            BA Capital Management               Delaware
            BACM                                Delaware

To  the  knowledge  of the  Reporting  Persons,  each  executive  officer  and director of any Reporting  Person that is not an  individual,  as set forth on
Annex A, is a citizen of the United States.

Item 3.     Source and amount of Funds or Other Consideration.

      As described in the Original  Schedule  13D,  NBCC  purchased  preferred shares of a predecessor  to the Company at various times in 1997 and 1998 with cash.  These preferred  shares were converted into Class B Common Stock of the
Company in connection  with the  Company's  initial  public  offering in 1998.
Funds for the  purchase  of these  preferred  shares  were  provided  from the working capital of NBCC and its affiliates.

      BACI  purchased   shares  of  common  and  preferred   stock  in  Aurora
Management,  Inc.,  a  member  of  Aurora  owning  approximately  73%  of  its membership  interests,  at various  times  between 1999 and 2001 with cash. On the Aurora  Closing  Date,  these  shares of common and  preferred  stock were converted  into  8,944,339  shares of the  Company's  Class B Common Stock and warrants to purchase  706,424 shares of the Company's  Class A Common Stock or
Class B Common  Stock.  Funds for  BACI's  purchase  of  shares of common  and preferred  stock in Aurora  Management,  Inc.  were  provided from the working capital  of BACI and its  affiliates.  On March  27,  2003,  BACI  elected  to exercise  the  warrant  it  received  as part  of the  Aurora  Acquisition  in exchange for shares of the Company's Class B Common Stock.  As a result,  BACI currently  holds  9,650,763  shares  of Class B Common  Stock.  Funds  for the purchase of the shares  issued upon exercise of the warrant were provided from the working capital of BACI and its affiliates.

      In June 1998,  August 1999,  October 2000, April 2001, March 2002, March
2003,  May 2004 and April 2005,  BA Capital or its  designee on the  Company's board of  directors  received  options to  purchase  an  aggregate  of 265,000 shares of the  Company's  Class A Common  Stock,  207,500 of which options are currently  exercisable  or may be  exercised  in the next 60 days.  BA Capital may be deemed to  beneficially  own such options.  These options were received
in  consideration   of  the  designee's  board  service,   and  no  additional
consideration  was paid by BA Capital  to the  Company  in  exchange  for such options.

Item 4.     Purpose of Transaction.

      NBCC  purchased  preferred  shares of a  predecessor  to the Company for investment  purposes.  As a result of this  investment,  BA Capital  now holds
(i) 840,250 shares of Class A Common Stock,  (ii) 1,979,996  shares of Class B
Common Stock (which are  convertible  into shares of Class A Common Stock on a one-for-one  basis) and  (iii) options  to purchase  265,000 shares of Class A
Common  Stock,  207,500 of which are currently  exercisable.  BA Capital holds these securities for investment purposes.

      BACI  purchased   shares  of  common  and  preferred   stock  in  Aurora
Management,  Inc.,  a  member  of  Aurora  owning  approximately  73%  of  its
membership  interests,   for  investment  purposes.  In  connection  with  the
closing of the Aurora Acquisition,  these shares of common and preferred stock were  converted  on the  Aurora  Closing  Date  into  8,944,339  shares of the
Company's Class B Common Stock and warrants to purchase  706,424 shares of the
Company's  Class A  Common  Stock  or  Class B  Common  Stock.  Following  the
exercise of the warrant,  on March 27, 2003, in exchange for 706,424 shares of
Class B Common Stock,  BACI currently holds 9,650,763 shares of Class B Common
Stock.  BACI holds these securities for investment purposes.

      The Reporting Persons may acquire  additional  securities of the Company from  time  to time in the  future,  subject  to  certain  factors,  including
without   limitation  (i)   applicable   securities   laws  and   governmental
restrictions  on the number of voting  securities  the  Reporting  Persons may hold, (ii) market  conditions and (iii) the Reporting  Persons'  assessment of the business and prospects of the Company.

      The  Reporting  Persons are  continuously  evaluating  the  business and prospects  of the  Company,  and its  present  and  future  interests  in, and intentions  with respect to, the Company and may at any time decide to dispose of any or all of the shares of the Company  currently owned by them as well as securities they may acquire in the future.

      Other than discussed as herein,  the Reporting Persons currently have no plans to effect:

      (a)   the  acquisition of additional  securities of the Company,  or the disposition of securities of the Company;

      (b)   an  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization   or   liquidation,   involving  the  Company  or  any  of  its
subsidiaries;

      (c)   a sale or transfer  of a material  amount of assets of the Company or any of its subsidiaries;

      (d)   any change in the present  board of directors or management of the
Company,  including  any plans or  proposals  to change  the number or term of directors or the to fill any existing vacancies on the Board of Directors;

      (e)   any  material  change in the  present  capitalization  or dividend policy of the Company;

      (f)   any other material  change in the Company's  business or corporate structure;

      (g)   changes in the  Company's  articles of  incorporation,  by-laws or instruments  corresponding  thereto  or other  actions  which may  impede  the acquisition of control of the Company by any person;

      (h)   causing a class of  securities  of the Company to be delisted from a national  securities  exchange or to cease to be  authorized to be quoted in
an  inter-dealer   quotation  system  of  a  registered   national  securities
association;

      (i)   a class of equity  securities of the Company becoming eligible for termination  of  registration  pursuant to Section  12(g)(4) of the Securities
Exchange Act of 1934; or

      (j)   any action similar to any of those enumerated above.

      The  Reporting  Persons  intend  to  evaluate  their  investment  in the
Company  continuously  and may, based on any such  evaluation,  determine at a future  date to change  their  current  position  with  respect  to any action enumerated above.

Item 5.     Interest in Securities of the Issuer.

      (a)(i)  This  Amendment  No.  5  relates  to  12,678,509  shares  of the
Company's  Class  A  Common  Stock,   representing   19.9%  of  the  Company's
outstanding  shares  of Class A Common  Stock and  18.1% of the  voting  power
(which  percentages  are calculated in accordance with Rule  13d-3(d)(1)).  BA
Capital  currently  holds 840,250  shares of Class A Common  Stock,  1,979,996 shares of Class B Common  Stock and  options  to  purchase  265,000  shares of
Class A Common Stock, 207,500 of which are currently  exercisable.  BA Capital beneficially  owns  3,027,746  shares,  or  5.6%,  of  Class  A  Common  Stock
(determined  in  accordance  with  Rule  13d-3(d)(1)).  BACI  currently  holds
9,650,763  shares of Class B Common Stock.  BACI  beneficially  owns 9,650,763 shares,  or 15.7%, of Class A Common Stock (determined in accordance with Rule
13d-3(d)(1)).  No other  Reporting  Person  directly holds any Common Stock of the Company or any rights to acquire any such common stock.

      Except as may otherwise be required by Delaware  corporate  law,  shares of Class A Common  Stock,  Class B Common  Stock and Class C Common stock vote together as a single  class when such shares are  entitled to vote.  Shares of
Class B Common  Stock are  convertible  into shares of Class A Common Stock or
Class C Common Stock on a  one-for-one  basis.  Shares of Class C Common Stock are  convertible  into shares of Class A Common Stock on a one-for-one  basis.
Shares of Class A Common Stock are  entitled to one vote per share,  shares of
Class C Common  Stock are  entitled to ten votes per share and shares of Class
B Common Stock have no voting  rights except in specified  instances  required by Delaware  corporate  law or by the  Company's  articles  of  incorporation.
Upon  conversion  of any share of Class B Common Stock into a share of Class C
Common Stock by certain  shareholders  of the Company  (including BA Capital), shares of Class C Common Stock become  entitled to one vote per share,  rather than ten votes per share.

      The 840,250 shares of Class A Common Stock  currently held by BA Capital represent  1.6% of the Company's  outstanding  shares of Class A Common Stock.
If BA  Capital  were to  (A) convert  its  1,979,996  shares of Class B Common
Stock  into an  equivalent  number  of  shares  of  Class A Common  Stock  and
(B) exercise its currently  exercisable  options to purchase 207,500 shares of
Class A Common  Stock  and if BACI were to  convert  its  9,650,763  shares of
Class B Common  Stock  into an  equivalent  number of shares of Class A Common
Stock,  BA Capital and BACI would  together own  12,678,509  shares of Class A
Common Stock,  representing  19.9% of the Company's then outstanding shares of
Class A Common Stock and 18.1% of the voting power.

      The 12,678,509 shares of Class A Common Stock  beneficially  owned by BA
Capital and BACI represent 19.7% of the Company's  outstanding shares of Class
A Common  Stock,  Class B Common Stock and Class C Common Stock  considered in the  aggregate  and 18.1% of the voting power (or, if the Class C Common Stock is entitled to one vote per share, 19.7% of the voting power).

      (ii)  All  information  herein  relating  to the  currently  outstanding number of shares of the Company's  Class A Common Stock,  Class B Common Stock
and Class C Common Stock is derived  from the  Company's  Quarterly  Report on
Form 10-Q for the fiscal quarter ended  September 30, 2005.  Accordingly,  the
Reporting  Persons  have  assumed for  purposes of this  Amendment  No. 5 that there are 51,777,839  shares of Class A Common Stock  outstanding,  11,630,759 shares  of Class B Common  Stock  outstanding  and  644,871  shares of Class C
Common Stock  outstanding,  or a total of 64,053,469  shares of all classes of
Common Stock outstanding.

      (b)   BA Capital has sole voting and  dispositive  power with respect to
3,027,746 shares of Class A Common Stock,  which consists of 840,250 shares of
Class A Common Stock,  1,979,996  shares of Class B Common Stock and currently exercisable  options to purchase 207,500 shares of Class A Common Stock.  BACI has sole voting and  dispositive  power with  respect to  9,650,763  shares of
Class A Common  Stock,  which  consists of 9,650,763  shares of the  Company's
Class B Common Stock.

      BA SBIC Management is the general partner of BA Capital.  As a result of the limited partnership  agreement of BA Capital, BA SBIC Management is deemed to have shared voting and dispositive  power with respect to the securities of the Company owned by BA Capital.

      BA Equity  Management  is the sole  member of BA SBIC  Management.  As a
result  of  the  operating  agreement  for  BA  SBIC  Management,   BA  Equity
Management is deemed to have shared voting and dispositive  power with respect to the securities of the Company owned by BA Capital.

      BA  Equity   Management   GP  is  the  general   partner  of  BA  Equity
Management.  As a result of the limited  partnership  agreement  for BA Equity
Management,  BA  Equity  Management  GP is deemed to have  shared  voting  and dispositive  power with respect to the  securities  of the Company owned by BA
Capital.

      Capital  Management  SBIC is the general partner of BACI. As a result of the limited  partnership  agreement of BACI, Capital Management SBIC is deemed to have shared voting and dispositive  power with respect to the securities of the Company owned by BACI.

      BA Capital  Management  is the sole member of Capital  Management  SBIC.
As a result  of the  operating  agreement  for  Capital  Management  SBIC,  BA
Capital  Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.

      BACM is the  general  partner of BA Capital  Management.  As a result of the limited partnership  agreement for BA Capital  Management,  BACM is deemed to have shared voting and dispositive  power with respect to the securities of the Company owned by BACI.

      Mr.  Hain is the  managing  member of both BA Equity  Management  GP and
BACM and as a result is deemed to have  shared  voting and  dispositive  power with respect to the  securities  of the Company  owned by BA Capital and BACI.
Mr. Hain disclaims such beneficial ownership.

      If Mr. Hain's  employment  with Bank of America or its  subsidiaries  is terminated,  Mr.  Hain  will  cease to be the  managing  member  of BA  Equity
Management  GP and BACM.  As the holder of a majority in interest in BA Equity
Management  GP and  BACM,  Bank  of  America  has the  right  to  approve  any replacement  managing  member  of BA  Equity  Management  GP or BACM.  Bank of
America does not have any rights with respect to voting or  disposition of the securities of the Company owned by BA Capital or BACI.

      (c)   None  of  the  Reporting  Persons  and,  to the  knowledge  of the
Reporting  Persons,  no executive  officer of director of any Reporting Person has had any transactions in the Class A Common Stock during the past 60 days.

      (d)   Except as set forth herein,  no person has the right to receive or the power to direct the receipt of dividends  from,  or the proceeds  from the sale of, any shares of the Company's Class A Common Stock.

      (e)   Not applicable.

Item 6.     Contracts,  Arrangements,  Understandings  or  Relationships  With
      Respect to Securities of the Issuer.

      In connection with the Aurora Acquisition,  the parties entered into the agreements  described  below.  The  following is a summary of certain of their material  terms and  conditions.  This summary is qualified in its entirety by reference  to the  copies  of these  agreements,  which are  exhibits  to this
Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

      The Company  and the equity  holders of Aurora  (the  "Aurora  Sellers")
have also entered into a  registration  rights  agreement  (the  "Registration
Rights Agreement") in which the Company granted specified  registration rights to the Aurora  Sellers  with  respect  to the  shares of Class A Common  Stock
(including  shares of Class A Common Stock  issuable  upon  conversion  of the shares of Class B Common  Stock or upon  exercise of the  warrants)  that were issued to them in  connection  with the Aurora  Acquisition.  Pursuant  to the
Registration Rights Agreement,  the Company has filed a Registration Statement on Form S-3  (Registration  No. 333-83980) with the Commission that covers the resale by the Aurora Sellers,  on a continuous basis, of the shares of Class A
Common  Stock  (including  shares  of  Class  A  Common  Stock  issuable  upon conversion  of the  shares  of Class B Common  Stock or upon  exercise  of the warrants)  issued to them as  consideration  in the Aurora  Acquisition.  Such registration  statement was declared  effective by the Commission on March 27,
2002. The Company must use its  commercially  reasonable best efforts to cause this registration  statement to remain effective until the earlier to occur of the date on which all of such shares have been sold or March 28, 2005.

      In addition,  the  Registration  Rights Agreement grants to BACI certain demand  registration  rights.  Beginning  May 18, 2004,  BACI can require from time to time,  without  limit as to the  number  of  times,  that the  Company register for resale any shares of Class A Common  Stock that BACI  receives in connection  with the Aurora  Acquisition  that it is then still  holding.  The
Registration  Rights  Agreement also grants piggyback  registration  rights to other  Aurora  Sellers,  allowing  them to have any  shares  of Class A Common
Stock that they received in connection  with the Aurora  Acquisition  included in any future public  offering of Common Stock.  Both the demand and piggyback registration  rights  expire once the shares of Class A Common Stock issued or issuable in the Aurora  Acquisition  have all been sold or otherwise  disposed of by the Aurora Sellers or their permitted transferees.

Shareholders Agreement

      BACI  has  entered  into  a  shareholders  agreement  with  the  Company limiting  its rights as a holder of Class B Common  Stock with  respect to the shares of Class B Common  Stock  issued to it as  consideration  in the Aurora
Acquisition (the "BACI Class B Shares").  The shareholders  agreement provides that (a) BACI will not  convert the BACI Class B Shares into shares of Class C
Common Stock, as would otherwise be permitted under the Company's  articles of incorporation,  (b) BACI will vote the BACI Class B Shares  with the  majority of the other  holders  of Class B Common  Stock in those  matters in which the holders of Class B Common Stock are entitled to vote under Company's  articles of incorporation  and (c) in the event that BACI, or its affiliates,  converts shares of Class B Common  Stock into Class A Common  Stock,  and  subsequently determines  that it is restricted  from holding shares of Class A Common Stock because of  regulatory  concerns,  the Company will  exchange  those shares of
Class A Common  Stock for an equal  number of shares of Class B Common  Stock.
The  shareholders  agreement  will  terminate upon transfer of all of the BACI
Class B Shares to an unaffiliated third party or March 28, 2022.

Other Agreements and Arrangements

      The Reporting  Persons are also parties to a Voting Agreement dated June
30,  1998,  and a  Registration  Rights  Agreement  dated June 30,  1998,  and subject to the Company's amended and restated  articles of incorporation,  all of which are described in the Original Schedule 13D.

Item 7.     Material to be Filed as Exhibits.

Exhibit     Name

99.1        Joint Filing  Agreement dated February 3, 2006,     Filed herewith
            by and among BA Capital, BA SBIC Management,  BA
            Equity Management,  BA Equity Management GP, Mr.
            Hain, BACI,  Capital Management SBIC, BA Capital
            Management and BACM.

99.2        Amended   and   Restated   Registration   Rights     Incorporated
            Agreement  dated as of January 23, 2002,  by and     by    reference
            among  the  Company,   Aurora  and  the  parties     to      Exhibit
            listed therein.                                      99.3         to
                                                                 Amendment   No.
                                                                 2  to  Schedule
                                                                 13D       filed
                                                                 February     4,
                                                                 2002

99.3        Shareholders  Agreement  dated as of  March  28,     Incorporated
            2002, by and between the Company and BACI            by    reference
                                                                 to      Exhibit
                                                                 99.5         to
                                                                 Amendment   No.
                                                                 3  filed  April
                                                                 3, 2002

99.4        Voting  Agreement  dated June 30,  1998,  by and     Incorporated
            among NBCC,  the  Company,  Quaestus  Management     by    reference
            Corporation,   DBBC   of   Georgia,   LLC,   CML     to   Exhibit  A
            Holdings,  LLC,  Richard  Weening  and  Lewis W.     to     Schedule
            Dickey, Jr.                                          13D filed  July
                                                                 7, 1998
99.5        Registration  Rights  Agreement  dated  June 30,     Incorporated
            1998,  by and among the  Company,  NBCC,  Heller     by    reference
            Equity   Capital   Corporation,   The  State  of     to   Exhibit  B
            Wisconsin  Investment Board and The Northwestern     to     Schedule
            Mutual Life Insurance Company                        13D filed  July
                                                                 7, 1998

                                  SIGNATURE

      After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the  information  set forth in this  statement is true,  complete and correct.

                        BA CAPITAL COMPANY, L.P.
                        By:   BA SBIC Management, LLC, its general partner
                              By:   BA  Equity  Management,   L.P.,  its  sole
                        member
                                    By:   BA  Equity   Management   GP,  LLC,  its
                              general partner

                                          By:   /s/ J. Travis Hain
                                                Name: J. Travis Hain
                                                Title:      Managing Member

                        BA SBIC MANAGEMENT, LLC
                        By:   BA Equity Management, L.P., its sole member
                              By:   BA Equity  Management GP, LLC, its general
                        partner

                                    By:   /s/ J. Travis Hain
                                          Name: J. Travis Hain
                                          Title:      Managing Member

                        BA EQUITY MANAGEMENT, L.P.
                        By:   BA  Equity   Management  GP,  LLC,  its  general
                        partner

                              By:   /s/ J. Travis Hain
                                    Name: J. Travis Hain
                                    Title:      Managing Member

                        BA EQUITY MANAGEMENT GP, LLC

                        By:   /s/ J. Travis Hain
                              Name:       J. Travis Hain
                              Title:      Managing Member

                        /s/ J. Travis Hain
                        J. Travis Hain

                        BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
                        By:  Banc of America Capital  Management  SBIC, LLC, its
                        general partner
                              By:   Banc of America  Capital  Management,  L.P.,
                              its sole member
                                    By:   BACM I GP, LLC, its general partner

                                          By:   /s/ J. Travis Hain
                                                Name: J. Travis Hain
                                                Title:      Managing Member

                        BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC
                        By:   Banc of  America  Capital  Management,  L.P.,  its
                        sole member
                              By:   BACM I GP, LLC, its general partner

                                    By:   /s/ J. Travis Hain
                                          Name: J. Travis Hain
                                          Title:      Managing Member

                        BANC OF AMERICA CAPITAL MANAGEMENT, L.P.
                        By:   BACM I GP, LLC, its general partner

                              By:   /s/ J. Travis Hain
                                    Name: J. Travis Hain
                                    Title:      Managing Member

                        BACM I GP, LLC

                        By:   /s/ J. Travis Hain
                              Name:        J. Travis Hain
                              Title:      Managing Member

                                                                       Annex A

                           BA CAPITAL COMPANY, L.P.

Executive Officers

J. Travis Hain                Senior Vice President and Managing Director
Ann Hayes Browning            Senior Vice President and Managing Director
George E. Morgan, III         Senior Vice President and Managing Director
Walker L. Poole         Senior Vice President and Managing Director
Robert H. Sheridan, III       Senior Vice President and Managing Director

Address

Each of such  executive  officers can be reached c/o: Banc of America  Capital
Investors,  100 North  Tryon  Street,  Floor  25,  Bank of  America  Corporate
Center, Charlotte, NC 28255.

                           BA SBIC MANAGEMENT, LLC

Executive Officers

J. Travis Hain                Senior Vice President and Managing Director
Ann Hayes Browning            Senior Vice President and Managing Director
George E. Morgan, III         Senior Vice President and Managing Director
Walker L. Poole         Senior Vice President and Managing Director
Robert H. Sheridan, III       Senior Vice President and Managing Director

Address

Each of such  executive  officers can be reached c/o: Banc of America  Capital
Investors,  100 North  Tryon  Street,  Floor  25,  Bank of  America  Corporate
Center, Charlotte, NC 28255.

                          BA EQUITY MANAGEMENT, L.P.

Executive Officers

J. Travis Hain                Senior Vice President and Managing Director
Ann Hayes Browning            Senior Vice President and Managing Director
George E. Morgan, III         Senior Vice President and Managing Director
Walker L. Poole         Senior Vice President and Managing Director
Robert H. Sheridan, III       Senior Vice President and Managing Director

Address

Each of such  executive  officers can be reached c/o: Banc of America  Capital
Investors,  100 North  Tryon  Street,  Floor  25,  Bank of  America  Corporate
Center, Charlotte, NC 28255.

                         BA EQUITY MANAGEMENT GP, LLC

Executive Officers

J. Travis Hain                Senior Vice President and Managing Director
Ann Hayes Browning            Senior Vice President and Managing Director
George E. Morgan, III         Senior Vice President and Managing Director
Walker L. Poole         Senior Vice President and Managing Director
Robert H. Sheridan, III       Senior Vice President and Managing Director

Address

Each of such  executive  officers can be reached c/o: Banc of America  Capital
Investors,  100 North  Tryon  Street,  Floor  25,  Bank of  America  Corporate
Center, Charlotte, NC 28255.

                 BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.

Executive Officers

J. Travis Hain                Senior Vice President and Managing Director
Ann Hayes Browning            Senior Vice President and Managing Director
George E. Morgan, III         Senior Vice President and Managing Director
Walker L. Poole         Senior Vice President and Managing Director
Robert H. Sheridan, III       Senior Vice President and Managing Director

Address

Each of such  executive  officers can be reached c/o: Banc of America  Capital
Investors,  100 North  Tryon  Street,  Floor  25,  Bank of  America  Corporate
Center, Charlotte, NC 28255.

                  BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC

Executive Officers

J. Travis Hain                Senior Vice President and Managing Director
Ann Hayes Browning            Senior Vice President and Managing Director
George E. Morgan, III         Senior Vice President and Managing Director
Walker L. Poole         Senior Vice President and Managing Director
Robert H. Sheridan, III       Senior Vice President and Managing Director

Address

Each of such  executive  officers can be reached c/o: Banc of America  Capital
Investors,  100 North  Tryon  Street,  Floor  25,  Bank of  America  Corporate
Center, Charlotte, NC 28255.

                    BANC OF AMERICA CAPITAL MANAGEMENT, L.P.

Executive Officers

J. Travis Hain                Senior Vice President and Managing Director
Ann Hayes Browning            Senior Vice President and Managing Director
George E. Morgan, III         Senior Vice President and Managing Director
Walker L. Poole         Senior Vice President and Managing Director
Robert H. Sheridan, III       Senior Vice President and Managing Director

Address

Each of such  executive  officers can be reached c/o: Banc of America  Capital
Investors,  100 North  Tryon  Street,  Floor  25,  Bank of  America  Corporate
Center, Charlotte, NC 28255.

                                BACM I, GP, LLC

Executive Officers

J. Travis Hain                Senior Vice President and Managing Director
Ann Hayes Browning            Senior Vice President and Managing Director
George E. Morgan, III         Senior Vice President and Managing Director
Walker L. Poole         Senior Vice President and Managing Director
Robert H. Sheridan, III       Senior Vice President and Managing Director

Address

Each of such  executive  officers can be reached c/o: Banc of America  Capital
Investors,  100 North  Tryon  Street,  Floor  25,  Bank of  America  Corporate
Center, Charlotte, NC 28255.

                                                                  Exhibit 99.1

                            JOINT FILING AGREEMENT

      In accordance  with Rule  13d-1(k)(1)  promulgated  under the Securities and  Exchange Act of 1934,  as amended,  the  undersigned  hereby agree to the joint filing with each other on behalf of each of them of  Amendment  No. 5 to such a statement  on Schedule  13D with  respect to the Class A Common  Stock, par value $.01 per share, of Cumulus Media Inc.  beneficially owned by each of them.  This  Joint  Filing  Agreement  shall  be  included  as an  exhibit  to
Amendment No. 5 to such Schedule 13D.

      IN WITNESS  WHEREOF,  the  undersigned  have  executed this Joint Filing
Agreement as of the 3rd day of February, 2006.

                        BA CAPITAL COMPANY, L.P.
                        By:   BA SBIC Management, LLC, its general partner
                              By:   BA  Equity  Management,   L.P.,  its  sole
                        member
                                    By:   BA  Equity   Management   GP,  LLC,  its
                              general partner

                                          By:   /s/ J. Travis Hain
                                                Name: J. Travis Hain
                                                Title:      Managing Member

                        BA SBIC MANAGEMENT, LLC
                        By:   BA Equity Management, L.P., its sole member
                              By:   BA Equity  Management GP, LLC, its general
                        partner

                                    By:   /s/ J. Travis Hain
                                          Name: J. Travis Hain
                                          Title:      Managing Member

                        BA EQUITY MANAGEMENT, L.P.
                        By:   BA  Equity   Management  GP,  LLC,  its  general
                        partner

                              By:   /s/ J. Travis Hain
                                    Name: J. Travis Hain
                                    Title:      Managing Member

                        BA EQUITY MANAGEMENT GP, LLC

                        By:   /s/ J. Travis Hain
                              Name:       J. Travis Hain
                              Title:      Managing Member

                        /s/ J. Travis Hain
                        J. Travis Hain

                        BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
                        By:  Banc of America Capital  Management  SBIC, LLC, its
                        general partner
                              By:   Banc of America  Capital  Management,  L.P.,
                              its sole member
                                    By:   BACM I GP, LLC, its general partner

                                          By:   /s/ J. Travis Hain
                                                Name: J. Travis Hain
                                                Title:      Managing Member

                        BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC
                        By:   Banc of  America  Capital  Management,  L.P.,  its
                        sole member
                              By:   BACM I GP, LLC, its general partner

                                    By:   /s/ J. Travis Hain
                                          Name: J. Travis Hain
                                          Title:      Managing Member

                        BANC OF AMERICA CAPITAL MANAGEMENT, L.P.
                        By:   BACM I GP, LLC, its general partner

                              By:   /s/ J. Travis Hain
                                    Name: J. Travis Hain
                                    Title:      Managing Member

                        BACM I GP, LLC

                        By:   /s/ J. Travis Hain
                              Name:        J. Travis Hain
                              Title:      Managing Member